4.1.2

CONSULTING AGREEMENT BETWEEN ZKID NETWORK AND TERRY LYONS


This agreement dated February 1, 2005, is between ZKid Network Co, a Nevada Corporation with it's principal business address at 666 Dundee Road, Suite 705, Northbrook, IL.60062 (hereinafter "The Company" and Terry Lyons Chief of Technology for ZKid Network Co.

In consideration of the mutual covenants herein and intending to be a legally bound hereby, the parties agree to the following:

1) This agreement is for a 1 year duration beginning on February 1, 2005 and ending February 1, 2006. At the end of the year, the agreement can be amended for additional time.
2) ZKid Network Co. hires Terry Lyons as an independent consultant for technology issues in regard to the running of the ZKid Network Co. Internet network.
3) "The Company" agrees to pay Terry Lyons with unrestricted freely tradable "Company" stock every quarter approximately every 90 days. In exchange for his "Consulting Fee" Terry Lyons will deliver to "The Company" all his expertise on all technology issues concerning ZKid Network Co.
4) "The Company" will make up any shortfall of payment if the stock price dips to a lesser amount than was originally anticipated. Also, if the stock price increases in value than Mr. Lyons will take that as credit to his next pay period.
5) As of now Mr. Lyons bills ZKid Network Co. an hourly rate of $85 dollars per hour. At times an estimate of hours will be given for future work to be done, and again shortfalls and credits to the "The Company" will be adjusted
6) Independent consultant is held to a strict confidentiality agreement between himself and "The Company." All source codes, technology and marketing agreements remain under a strict confidentiality agreement between "The Company" and the consultant.

INTENDING TO BE LEGALLY BOUND, the parties have caused this Agreement to be executed by their duly authorized representatives on this 1st day of February 2005.



COMPANY:                                          CONSULTANT:

ZKid Network Co.

/s/ Donald Weisberg                               /s/ Terry Lyons
-------------------------                         -------------------------
Donald Weisberg                                   Terry Lyons
CEO                                               Chief Technology Consultant


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